Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23                 A Publicly-Held Company                 NIRE 35300010230
MATERIAL FACT
TECHFIN: PARTNERSHIP BETWEEN ITAÚ UNIBANCO AND TOTVS
ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) informs its stockholders and the market in general that, as of this date, it entered into an agreement with TOTVS S.A. (“TOTVS”) for the incorporation of a joint venture (“JV”), initially named TOTVS TECHFIN S.A. (“TECHFIN”), with the purpose of distributing and expanding financial services integrated into TOTVS’s management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.
According to this agreement, before closing the transaction, TOTVS will transfer the assets of its current TECHFIN operation to the company of which Itaú Unibanco will be a partner with 50% of capital stock, and each partner will be entitled to nominate half of the members of its Board of Directors and Board of Officers.
Itaú Unibanco will pay R$610 million to TOTVS for its stake and up to R$450 million as earn-out after five years, subject to the achievement of the targets aligned with the growth and performance goals. Additionally, Itaú Unibanco has committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.
This partnership sets up a company that will combine technology and financial solutions, adding to the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.
The abilities of Itaú Unibanco and TOTVS together will also enable the new company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs and fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of Itaú Unibanco and TOTVS in digital transformation and evolution of the financial industry.
The completion of this operation is subject to the approvals from CADE (the Brazilian antitrust authority)
and the Central Bank of Brazil.
São Paulo (SP), April 12, 2022.
RENATO LULIA JACOB
Group Head of Investor Relations and Marketing Intelligence